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SEC FILE NUMBER
8-68714

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bellmark Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Central St., 4th Floor
(No. and Street)

Boston, (City) MA (State) 02109 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donna Conry (Name) 216-575-1000 (Area Code – Telephone Number) donna@bellmarkpartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe & Lucas CPA
(Name – if individual, state last, first, and middle name)

4807 Rockside Road (Address) Independence, (City) OH (State) 44131 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 126 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Gesmondi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bell Mark Partners, LLC, as of Dec. 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOTARIAL SEAL
STATE OF OHIO

SEAN BURKE
Attorney At Law
NOTARY PUBLIC
STATE OF OHIO
My Commission Has
No Expiration Date
Section 147.03 O.R.C.

BELLMARK PARTNERS, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
BellMark Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BellMark Partners, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BellMark Partners, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BellMark Partners, LLC's management. Our responsibility is to express an opinion on BellMark Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BellMark Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of BellMark Partners, LLC's financial statements. The supplemental information is the responsibility of BellMark Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe + Lucas
Certified Public Accountants, Inc.

We have served as BellMark Partners, LLC's auditor since 2012
Independence, Ohio
February 4, 2022

BELLMARK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

		2021
ASSETS		
Cash and cash equivalents	$	823,795
Furniture and equipment, net		46,845
Prepaid expenses		40,528
Deposits		17,835
Travel and meals billable		9,055
Operating Lease right-of-use assets		251,080
	$	1,189,138
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$	12,819
Accrued expenses		86,209
Operating Lease Liabilities		272,160
Total liabilities		371,188
Members' equity		817,950
	$	1,189,138

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF OPERATIONS
for the Year Ended December 31, 2021

		2021
Revenues:		
Retainer fees	$	859,502
Success fees		3,591,670
Advisory fees		10,000
Interest Income		1,161
Total revenues		4,462,333
Expenses:		
Travel		19,036
Personnel		2,293,844
Legal		13,084
Professional		97,287
Rent		187,411
Office		69,638
Telephone		36,515
Advertising		48,366
FINRA		49,730
Depreciation		21,902
Other		36,794
Total expenses		2,873,607
Income from Operations		1,588,726
Net Income	$	1,588,726

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2021

Members' equity, January 1, 2021	$	1,052,560
Net income		1,588,726
Contributions by members		-
Distributions to members		(1,823,336)
Members' equity, December 31, 2021	$	817,950

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CASH FLOWS
for the year ended December 31, 2021

		2021
Cash flows from operating activities:		
Net income	$	1,588,726
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		21,902
Changes in operating assets and liabilities:		
Accounts receivable		-
Prepaid expenses		2,934
Deposits		(164)
Costs incurred to fulfill contracts		25,000
ROU Asset		146,060
Travel and meals billable		(3,471)
Accounts payable		2,282
Accrued expenses		2,067
Contract liabilities		(25,000)
Lease Liability		(153,808)
		1,606,528
Cash flows from investing activities:		
Cash paid for furniture and equipment purchases		(32,768)
Net cash used for investing activities		(32,768)
Cash flows from financing activities:		
Distributions to members		(1,823,336)
Net cash used by financing activities		(1,823,336)
Net decrease in cash and cash equivalents		(249,576)
Cash and cash equivalents, beginning of year		1,073,371
Cash and cash equivalents, end of year	$	823,795
Supplemental disclosures of cash flow information:		
Cash paid during the year for: Interest	$	-

1. **Summary of Significant Accounting Policies:**

Company Activities – BellMark Partners, LLC (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio and Massachusetts, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

Revenue Recognition –The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Interpretive guidance on ASU 2014-9 continues to be issued and vetted.

Revenue from contracts with customers includes retainer fees, success fees and advisory fees. It is the company's policy to recognize revenue when (i) there is persuasive evidence of an arrangement with the client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the events contemplated in the engagement letter are determined to be substantially completed and (iv) collectability is reasonably assured. Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts revenue is recognized over time for arrangements in which the obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit and U.S. Treasury Bills with an original maturity of less than 90 days as well as money market accounts to be cash equivalents.

Summary of Significant Accounting Policies, Continued:

Concentration of Credit Risk – The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2021 the allowance for doubtful accounts was $0.

Investments – Investments are recorded at market value and are considered trading securities. Realized gains and losses (computed by the specific identification method) are included in investment income and any unrealized gains or losses are included in investment appreciation or depreciation. Investments are used as a part of the Company's asset management strategy and may be sold in response to changes in interest rates, the need for liquidity or other factors. There were no investments held by the Company on December 31, 2021.

Property and Equipment – Property and equipment are recorded at cost. Major additions and betterments are charged to the property accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference is charged or credited to operations.

Summary of Significant Accounting Policies, Continued:

Income Taxes – The Company is a limited liability company whose taxable income is taxed directly to its members. Accordingly, there is no provision for income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2021 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2021, the Company's income tax returns are subject to examination by the taxing authorities for the years 2018 and thereafter.

Advertising Expense – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $48,366 in 2021.

Leases –The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use, or ROU, assets, operating lease liabilities, and long-term operating lease liabilities in the Company's balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide a readily determinable implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU Asset also includes any lease prepayments, offset by lease incentives.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through February 4, 2022, the date which the financial statements were available to be issued.

2. **Property and Equipment:**

Property and equipment consist of the following at December 31, 2021:

Office furniture	$	63,848
Computer equipment		130,213
		194,061
Less accumulated depreciation		147,216
Property and equipment, net	$	46,845

Depreciation is computed using primarily straight-line methods over the estimated useful lives of the assets, which range from 3 to 5 years. Depreciation expense totaled $21,902 for 2021.

3. **Leases:**
Accounting Standards Codification (ASC) 842 (Leases) became effective for public business entities for annual periods beginning January 1, 2019. The Company leases an office in Boston, Massachusetts from a third party. The Boston lease was renegotiated in June 2018 and now expires April 30, 2023. Under the terms of this agreement, the Company is responsible for all taxes and assessments on the property, insurance, utilities and repairs and maintenance. In addition, a new office was leased in Beachwood, Ohio beginning in August of 2018. The lease term expires in December 31, 2023.

The Company identified and assessed the following significant assumption in recognizing the right-of-use assets and corresponding liabilities:

Incremental borrowing rate: The Company's lease agreements do not provide a readily determinable implicit rate. As the Company does not have any external borrowings for comparable terms of the lease, the Company estimated the incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings adjusted for the impact of collateral over the term of the lease.

The components of lease expense at December 31, 2021 were as follows:

Operating Lease Cost	$167,461
Variable Lease Cost	19,950
Total Lease Cost	$187,411
Weighted Average remaining lease term	1.55 years
Weighted Average discount rate	6.0%

As of December 31, 2021 the maturities of the Company's remaining operating lease liabilities were as follows:

2022	180,311
2023	106,151
Present Value Adjustment	(14,302)
Present Value of Lease Payments	$272,160

4. **Fair Value Measurements:**

The Company measures its assets in accordance with fair value standards. These standards provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2021.

Investments - comprise securities measured at Level 1. Investments whose values are based on quoted market prices in active markets are classified within Level 1. These investments generally include a money market fund, U.S. treasury bills and fixed income securities traded on a national securities exchange.

Level 1 There were no investments at fair value carried on the statement of financial condition within the fair value hierarchy as of December 31, 2021.

5. **Net Capital Provision of Rule 15c3-1**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $703,687 which was $695,680 in excess of its required net capital of $8,007.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2021 the ratio was .171 to 1.

6. **Retirement Savings Plan:**

The Company participates in an employer Safe Harbor 401(k) Plan covering all employees upon hire and who attain age 21. The Plan permits employees to make pre-tax elective deferrals of their eligible compensation up to IRS limits. The Plan requires a Safe Harbor Contribution equal to 3% of compensation for all eligible employees. The Company has accrued $66,160 for this liability for the year ended December 31, 2021. Additionally, the Plan provides for the Company to make additional Qualified Non-Elective Contributions. The Company did not make any non-elective contributions for the year ended December 31, 2021.

7. **Exemption From Rule 15c3-3:**

Broker-Dealer receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities. The Company is therefore exempt from the requirements of Rule 15c3-3.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

	2021
Net capital:	
Total member's equity from statement of financial condition	$ 817,950
Less non-allowable assets	(114,263)
Net capital before haircuts on securities	703,687
Haircuts on securities	-
Net capital	$ 703,687
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 120,108
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 8,007
Minimum required net capital	$ 5,000
Net capital requirement	$ 8,007
Excess net capital	$ 695,680
Ratio of aggregate indebtedness to net capital	.171 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2021, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the year ended December 31, 2021

The Company receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities and therefore is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3".

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
BellMark Partners, LLC
Boston, Massachusetts

SEC Mail Processing
FEB 17 2022
Washington, DC

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) BellMark Partners, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which BellMark Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: the Non-Covered Firm Provision, stating that the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). BellMark Partners, LLC stated that BellMark Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BellMark Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BellMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the identified exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Hobe + Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 4, 2022

BELLMARK PARTNERS, LLC

STATEMENT OF EXEMPTION PURSUANT to RULE 15c3-3
for the year ended December 31, 2021

This is to certify that, to the best of my knowledge and belief:

Broker-Dealer receives transaction based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities.

Broker-Dealer claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Broker-Dealer met the identified provision throughout the most recent fiscal year without exceptions.

BellMark Partners, LLC

I, David Gesmondi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: David Gesmondi, Managing Director

Date: 1/17/22